PIMCO, a subsidiary of AGI, and PIMCO Funds, another series of investment companies managed by PIMCO, are the subject of a lawsuit in the Northern District of Illinois Eastern Division, in which the complaint alleges that the plaintiffs each purchased and sold a 10-year Treasury note futures contract and suffered damages from an alleged shortage when PIMCO held both physical and futures positions in 10-year Treasury notes for its client accounts in violation of the federal Commodity Exchange Act provisions on market manipulation. In July 2007, the District Court granted class certification of a class consisting of those persons who purchased futures contracts to offset short positions between May 9, 2005 and June 30, 2005. Management believes the complaint is without merit and PIMCO and PIMCO Funds intend to vigorously defend against this action. The outcome of this action cannot be predicted at this time.

In April 2006, certain registered investment companies and other funds managed by PIMCO were served in an adversary proceeding brought by the Official Committee of Asbestos Claimants of G-I Holdings, Inc. in G-I Holdings, Inc.'s bankruptcy in the District of New Jersey. In July 2004,
PIMCO was named in this lawsuit and remains a defendant. The plaintiff seeks to recover for the bankruptcy estate assets that were transferred by the predecessor entity of G-I Holdings, Inc. to a wholly-owned subsidiary in 1994. The subsidiary has since issued notes, of which certain registered investment companies and other funds managed by PIMCO are alleged to be holders. The complaint alleges that in 2000, more than two hundred noteholders - including certain registered investment companies and other funds managed by PIMCO - were granted a second priority lien on the assets of the subsidiary in exchange for their consent to a refinancing transaction and the granting of a first priority lien to the lending banks. The plaintiff is seeking invalidation of the lien in favor of the noteholders and/or the value of the lien. On November 12, 2009, the District Court and Bankruptcy Court issued an order confirming a Plan of Reorganization (the "Plan") in the underlying
bankruptcy case.   As part of the Plan, the adversary proceeding to which
PIMCO and other funds managed by PIMCO ("PIMCO Entities") are parties will be dismissed. In confirming the Plan, the Courts overruled certain objections (unrelated to the dismissal of claims against PIMCO and PIMCO Entities) made by the IRS. The IRS sought a stay pending appeal to the Third Circuit, the stay was granted and GI Holdings, Inc. has asked the Third Circuit to dismiss the stay. This matter is not expected to have a material adverse effect on the relevant PIMCO Entities.